EXHIBIT 99.1


                  (WPS RESOURCES CORPORATION LETTERHEAD)


May 1, 1997



TO ALL MEMBERS OF THE FINANCIAL COMMUNITY:

The company formed a holding company in 1994, WPS Resources Corporation. The primary business continues to be operation of the electric and gas utility business of Wisconsin Public Service Corporation. WPS Power Development, Inc. was formed to participate in development of electric generation projects and to provide services to the nonregulated electric power generation industry. WPS Energy Services, Inc. was formed to offer electric and gas marketing services, consulting and other energy services in the nonregulated energy market.

Projected consolidated operating and financial data for the five-year period 1997-2001 follow.

SOURCES AND USES OF FUNDS (millions)
------------------------------------

                                    Actual                                                             5-Yr
                                     1996       1997       1998       1999       2000       2001       Total
                                    ------      ----       ----       ----       ----       ----       -----
Utility Construction & Other Inv    $ 95.4     $115.0     $122.8     $211.9     $113.2     $ 95.2     $658.1
Nonregulated Investments              16.4       13.7       46.0       51.5       86.2       84.1      281.5
Internal Funds After Dividends      - 72.0     -107.7     - 84.1     - 95.5     -112.7     -129.2     -529.2
                                    ------     ------     ------     ------     ------     ------     ------
Financing Required                  $ 39.8     $ 21.0     $ 84.7     $167.9     $ 86.7     $ 50.1     $410.4

AFUDC is included in utility construction. Modest dividend increases are projected. Permanent financing includes the refinancing of $50 million of utility bonds maturing in 1998, plus the possibility of an additional $100 million of bonds for Kewaunee Nuclear Plant steam generators and gas transmission pipeline laterals. At the holding company level, $150 million of common equity may be necessary to finance utility and nonregulated projects if the projects develop as forecast. For purposes of this presentation, it is assumed debt financing for nonregulated projects is to be on a nonrecourse basis.

In February, the Public Service Commission of Wisconsin authorized 11.8% return on equity. An additional 45 basis points (declining over the 5-year period to 25 basis points) is provided as a return on deferred investment tax credits. The company files biannually for rate changes. In a separate docket, the PSCW ordered the accelerated recovery of decommissioning and depreciation expenses for the Kewaunee Nuclear Power Plant over a six-year period ending in 2002.

ELECTRIC UTILITY SALES, LOAD AND SUPPLY
---------------------------------------

In the next 5 and 10 years, kwh sales are expected to grow at average annual rates of 0.8% and 0.7%, respectively. Firm peak loads, however, are expected to decline in the short term. The decline is projected to be at an average annual rate of 1.3% over the next 5 years due to anticipated competition in the large customer markets and the expectation that many large retail customers will take greater advantage of interruptible rates. After the year 2002, load is expected to grow at 0.4% per year. The effects of load management, time of use billing, interruptible rates, and other demand-side programs are included in the sales and load projections.

System capacity reserves are expected to be in the range of 15% to 19% over the next 10 years. No long-term capacity additions are necessary due to the expected decline in firm peak demand. The 1996 summer generating capability was 1805 MW. Short-term capacity purchases may be necessary to cover new wholesale loads that are not reflected in the current load forecast. The actual system generation mix for 1996 was 68% coal, 11% nuclear, 3% hydro, 1% natural gas, and 17% purchased power. The system generation mix is expected to remain predominately coal, followed by nuclear and purchased power to meet over 95% of the system requirements over the next 10 years. The balance of the system requirements is expected to be met by hydro, natural gas and oil.

GAS UTILITY SALES
-----------------

System throughput of natural gas for the residential, the small commercial and the small industrial sectors will grow modestly over the next 10 years. System throughput for the large commercial and the large industrial sectors over this same period is also projected to increase. System throughput rather than commodity sales is a more relevant measure since the utility does not earn on the commodity but on the distribution margin to deliver the commodity. Total gas volumes are expected to grow at annual rates of 1% over the next 10 years. The impact of demand-side programs are included in these sales projections.

In terms of the number of new residential and small commercial customers receiving gas service, the trend continues which was initiated about four years ago with our Area Expansion Program (AEP). The company will pursue additional customers through the AEP with the current plan adding about 2000 customers annually in 1997 and 1998.

The recent announcement of the proposed Viking Voyageur gas transmission pipeline brings the potential to significantly reduce the cost of importing gas into Wisconsin in the year 2000 and beyond. The utility may invest, construct and operate pipeline laterals to connect our gas load centers (Green Bay, Oshkosh, Sheboygan and Stevens Point) to this new line in the 1999-2000 time frame. All of our customers will benefit, but this should especially bolster our future growth in gas use for the commercial and industrial markets. The impact of this new pipeline is not factored into our growth forecast discussed above.

FURTHER INFORMATION
-------------------

If you would like additional information concerning this data or other matters pertaining to the company, please call me. My telephone number is (414) 433-1449.

Sincerely,


/s/ Ralph G. Baeten


Ralph G. Baeten
Treasurer